UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 9

Ocata Therapeutics, Inc.

(Name of Subject Company)

Ocata Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

67457L100

(CUSIP Number of Class of Securities)

Paul Wotton

President and Chief Executive Officer

Ocata Therapeutics, Inc.

33 Locke Drive

Marlborough, MA 01752

(508) 756-1212

(Name, address and telephone numbers of person authorized

to receive notice and communications on behalf of the persons filing statement)

With copies to:

Mitchell Bloom, Esq.

James Matarese, Esq.

Andrew Goodman, Esq.

Goodwin Procter LLP

53 State Street

Boston, MA 02109

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 9 (“Amendment No. 9”) amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Ocata Therapeutics, Inc. (“Ocata”) with the U.S. Securities and Exchange Commission on November 19, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Laurel Acquisition Inc. (“Purchaser”), a Delaware corporation and an indirect wholly-owned subsidiary of Astellas Pharma Inc. (“Astellas”) to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Ocata, upon the terms and subject to the conditions set forth in the Offer to Purchase by Astellas and Purchaser dated November 19, 2015, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 9. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting immediately before the section entitled “Forward-looking Statements” a new section as follows:

Expiration of the Offer; Completion of the Merger

“The Offer and withdrawal rights expired as scheduled at 5:00 p.m., New York City time, February 9, 2016. The Offer was not extended. The Depositary has advised that, as of the expiration of the Offer, 22,675,963 Shares, representing approximately 53.6% of the Shares issued and outstanding as of the expiration of the Offer, had been validly tendered and not validly withdrawn pursuant to the Offer. The number of Shares tendered satisfies the Minimum Condition. As the Minimum Condition and each of the other conditions of the Offer have been satisfied, Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

Following expiration of the Offer and acceptance for payment of the Shares, the Purchaser had ownership sufficient to effect the Merger under Section 251(h) of the DGCL without a vote of stockholders of Ocata. Accordingly, the Purchaser has effected the Merger in which the Purchaser merged with and into Ocata, with Ocata surviving the Merger and continuing as an indirect wholly-owned subsidiary of Astellas. In the Merger, each Share outstanding (other than Shares accepted for payment in the Offer, Shares held by Astellas or the Purchaser or Shares for which an Ocata stockholder has properly exercised appraisal rights under Delaware law) was cancelled and converted into the right to receive a price per Share equal to the Offer Price. The Shares ceased to trade on the NASDAQ Global Market prior to the opening of business on February 10, 2016, and Ocata has requested that the NASDAQ Global Market file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 to delist and deregister the Shares.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

(a)(1)(N)	Press Release issued by Astellas Pharma Inc., dated February 10, 2016 (incorporated by reference to Exhibit (a)(1)(R) to the Schedule TO filed by Astellas Pharma Inc. and Laurel Acquisition Inc. with the Securities and Exchange Commission on February 10, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 10, 2016

Ocata Therapeutics, Inc.

By:	/s/ Paul K. Wotton

	Name:	Paul K. Wotton
	Title:	President and Chief Executive Officer